FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, August 9, 2005, Series 2005-AR2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-127621
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


05066590



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.

By:________________________
Name: SUSAN VALENTI
Title: DIRECTOR

By:________________________
Name:
Title:

Dated: September 22, 2005

ADAM YARNOLD
DIRECTOR

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[654,256,000]

(Approximate)

Mortgage Loan Trust Series 2005-AR2

Deutsche Alt-A Securities, Inc.

(Depositor)

Deutsche Bank 

September 8, 2005

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by Deutsche Bank Securities Inc. ("DBSI"). These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. Any investment decision with respect to the securities should be made by you based upon the information contained in the Final Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION. ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES SET FORTH IN THIS TERM SHEET WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING BY THE UNDERWRITER OF THE OFFERED CERTIFICATES. SUCH DISCUSSION WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON. EACH HOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

PRELIMINARY TERM SHEET DATED: September 8, 2005
Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-AR2
$[654,256,000] *(Approximate)*
Subject to a variance
All Terms and Conditions are subject to change

Structure Overview[1]

Class	Approximate Size ($)	Collateral Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings (M/S&P)
Offered Certificates					
I-A-1	[131,538,000]	Non-Conforming ARM	[3.21]	LIBOR + [0.31]% [2]	[Aaa/AAA]
I-A-2	[14,615,000]	Non-Conforming ARM	[3.21]	LIBOR + [0.35]% [3]	[Aaa/AAA]
I-A-IO	[4]	Non-Conforming ARM	NA	[4]	[Aaa/AAA]
II-A-1	[72,200,000]	3 Yr. Conforming Hybrid ARM	[1.89]	Group II WAC[5]	[Aaa/AAA]
III-A-1	[67,312,000]	3 Yr. Non-Conforming Hybrid ARM	[1.91]	Group III WAC[6]	[Aaa/AAA]
IV-A-1	[139,661,000]	5 Yr. Conforming Hybrid ARM	[2.49]	Group IV WAC[7]	[Aaa/AAA]
V-A-1	[102,172,000]	5 Yr. Non-Conforming Hybrid ARM	[2.49]	Group V WAC[8]	[Aaa/AAA]
VI-A-1	[51,369,000]	7Yr. Conforming & Non-Conforming Hybrid ARM	[2.83]	Group VI WAC[9]	[Aaa/AAA]
VII-A-1	[42,760,000]	10 Yr. Conforming & Non-Conforming Hybrid ARM	[3.11]	Group VII WAC[10]	[Aaa/AAA]
M	[19,311,000]	All ARMs	[3.48]	WAC[11]	[Aa2/AA]
B-1	[8,324,000]	All ARMs	[3.48]	WAC[11]	[A2/A]
B-2	[4,994,000]	All ARMs	[3.48]	WAC[11]	[Baa2/BBB]
Total Offered	**$[654,256,000]**				
Non-Offered Certificates					
B-3	[4,994,000]	All ARMs	[6.09]	WAC[11]	[Ba2/BB]
B-4	[3,995,000]	All ARMs	[6.09]	WAC[11]	[B2/B]
B-5	[2,664,996]	All ARMs	[6.09]	WAC[11]	[NR/NR]
Total Non-Offered	**$[11,653,996]**				
TOTAL	**$[665,909,996]**				

(1) The Structure is preliminary and subject to change. The variance on the bond sizes is + / - 10%.
(2) The Pass-Through Rate for the Class I-A-1 Certificates will be a variable rate equal to One-Month LIBOR plus [0.31]% subject to the Group I Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group I Mortgage Loans). The Class I-A-1 Certificates will be entitled to receive certain cap payments as described under the Class I-A-1/Class I-A-2 Cap Contract section below. If the Optional Call is not exercised on the first possible date, the margin will increase to two times the original margin.
(3) The Pass-Through Rate for the Class I-A-2 Certificates will be a variable rate equal to One-Month LIBOR plus [0.35]% subject to the Group I Net Mortgage Interest Rate. The Class I-A-2 Certificates will be entitled to receive certain cap payments as described under the Class I-A-1/Class I-A-2 Cap Contract section below. If the Optional Call is not exercised on the first possible date, the margin will increase to two times the original margin.
(4) The Class I-A-IO Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class I-A-1 and Class I-A-2 Certificates. The Pass-Through Rate for the Class I-A-IO Certificates will be a variable rate equal the Group I Net Mortgage Interest Rate minus the weighted average pass-through rate for the Class I-A-1 and Class I-A-2 Certificates. Investors in the Class I-A-IO Certificates should note that amounts payable to the Class I-A-IO Certificates in respect of interest shall be reduced on any given Distribution Date by the amount of any Group I Net WAC Rate Carryover Amounts allocable to the Class I-A-1 and Class I-A-2 Certificates which remain outstanding on such Distribution Date after application of amounts received under the Class I-A-1/Class I-A-2 Cap Contract as described herein.
(5) The Pass-Through Rate for the Class II-A-1 Certificates will be a variable rate equal to the Group II Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group II Mortgage Loans).
(6) The Pass-Through Rate for the Class III-A-1 Certificates will be a variable rate equal to the Group III Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group III Mortgage Loans).
(7) The Pass-Through Rate for the Class IV-A-1 Certificates will be a variable rate equal to the Group IV Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group IV Mortgage Loans).
(8) The Pass-Through Rate for the Class V-A-1 Certificates will be a variable rate equal to the Group V Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group V Mortgage Loans).
(9) The Pass-Through Rate for the Class V I-A-1 Certificates will be a variable rate equal to the Group VI Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group V I Mortgage Loans).
(10) The Pass-Through Rate for the Class VII-A-1 Certificates will be a variable rate equal to the Group VII Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Group VII Mortgage Loans).
(11) The Pass-Through Rate for the Class M and Class B Certificates will be a variable rate equal to the weighted average Net Mortgage Interest Rate (equal to the weighted average net mortgage rate of the Mortgage Loans in each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the aggregate Current Principal Balance of the related Class of Senior Certificates).

Transaction Overview

Certificates:	The Class I-A-1, Class I-A-2, Class I-A-IO, Class II-A-1, Class III-A-1, Class IV-A-1, Class V-A-1, Class VI-A-1 and Class VII-A-1 (together, the "Senior Certificates"), the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Subordinate Certificates," together with the Senior Certificates, the "Certificates"). The Class I-A-1 and Class I-A-2 Certificates are referred to herein as the "LIBOR Certificates". The Class I-A-IO, Class II-A-1, Class III-A-1, Class IV-A-1, Class V-A-1, Class VI-A-1, Class VII-A-1, Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are referred to herein as the "Non-LIBOR Certificates".
Pricing Speed:	25% CPR to Call for the Libor Certificates; 25 CPB for the Class II-A-1, Class III-A-1, Class IV-A-1, Class V-A-1, Class VI-A-1 Class VII-A-1, Class M, Class B-1 and Class B-2 Certificates; 25% CPR to Maturity for the Class B-3, Class B-4, and Class B-5 Certificates.
Depositor:	Deutsche Alt-A Securities, Inc.
Master Servicer:	Wells Fargo Bank, National Association.
Trustee:	HSBC Bank USA, National Association
Cut-off Date:	September 1, 2005.
Closing Date:	September 30, 2005.
Legal Structure:	REMIC.
Optional Call:	5% Cleanup Call.
Distribution Dates:	25th of each month, or next business day, commencing October 25, 2005.
Interest Accrual Period:	The interest accrual period with respect to the LIBOR Certificates and a given Distribution Date will be the period beginning with the previous Distribution Date (or in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis). The interest accrual period with respect to the Non-LIBOR Certificates and a given Distribution Date will be the calendar month proceeding the month in which such Distribution Date occurs (calculated on a 30/360 day basis).
Settlement:	The price to be paid for the Non-LIBOR Certificates by investors will include accrued interest from the Cut-off Date up to, but not including the Closing Date. The price to be paid for the LIBOR Certificates will not include accrued interest.
Credit Enhancement:	Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [6.65]% +/- 1.00% with respect to the Senior Certificates
ERISA:	The Senior Certificates and the Class M Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Senior Certificates and the Class M Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code of 1986, as amended, or other similar laws.

Transaction Overview

Collateral:

- All of the mortgage loans (the "Mortgage Loans") are secured by first liens.
- The Group I Mortgage Loans will consist of non-conforming adjustable rate One-Year LIBOR (66.45%) and Six-Month LIBOR (33.55%) indexed mortgage loans with an expected aggregate principal balance of approximately $[156,564,150] as of the Cut-Off Date. Approximately [87.69]% of the Group I Mortgage Loans (by aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a one year, five year, or ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group I Mortgage Loan will fully amortize over its remaining term. The remaining approximately [12.31]% of the Group I Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group II Mortgage Loans will consist of conforming adjustable rate Six-Month LIBOR (98.86%), One-Year LIBOR (0.64%) and One-Year CMT (0.50%) indexed mortgage loans with initial rate adjustments occurring three years after the date of origination ("3 Year Conforming Hybrid ARMs") with an expected principal balance of approximately $[77,343,357] as of the Cut-Off Date. Approximately [92.71]% of the Group II Mortgage Loans (by aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a three year, five year, or ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group II Mortgage Loan will fully amortize over its remaining term. The remaining approximately [7.29]% of the Group II Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group III Mortgage Loans will consist of non-conforming adjustable rate Six-Month LIBOR (99.21%), and One-Year LIBOR (0.79%) indexed mortgage loans with initial rate adjustments occurring three years after the date of origination ("3 Year Non-Conforming Hybrid ARMs") with an expected principal balance of approximately $[72,106,694] as of the Cut-Off Date. Approximately [97.17]% of the Group III Mortgage Loans (by aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group III Mortgage Loan will fully amortize over its remaining term. The remaining approximately [2.83]% of the Group III Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group IV Mortgage Loans will consist of conforming adjustable rate Six-Month LIBOR (90.29%), One-Year LIBOR (8.35%) and One-Year CMT (1.36%) indexed mortgage loans with initial rate adjustments occurring five years after the date of origination ("5 Year Conforming Hybrid ARMs") with an expected principal balance of approximately $[149,610,541] as of the Cut-Off Date. Approximately [89.85]% of the Group IV Mortgage Loans (by aggregate principal balance of the Group IV Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a five year or ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group IV Mortgage Loan will fully amortize over its remaining term. The remaining approximately [10.15]% of the Group IV Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).

Transaction Overview

Collateral (continued):

- The Group V Mortgage Loans will consist of non-conforming adjustable rate Six-Month LIBOR (55.19%), One-Year LIBOR (44.10%) and One-Year CMT (0.71%) indexed mortgage loans with initial rate adjustments occurring five years after the date of origination ("5 Year Non-Conforming Hybrid ARMs") with an expected principal balance of approximately $[109,450,152] as of the Cut-Off Date. Approximately [86.77]% of the Group V Mortgage Loans (by aggregate principal balance of the Group V Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a five year or ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group V Mortgage Loan will fully amortize over its remaining term. The remaining approximately [13.23]% of the Group V Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group VI Mortgage Loans will consist of conforming and non-conforming adjustable rate One-Year LIBOR (92.31%), Six-Month LIBOR (6.41%) and One-Year CMT (1.28%) indexed mortgage loans with initial rate adjustments occurring seven years after the date of origination ("7 Year Hybrid ARMs") with an expected principal balance of approximately $[55,028,709] as of the Cut-Off Date. Approximately [64.59]% of the Group VI Mortgage Loans (by aggregate principal balance of the Group VI Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group VI Mortgage Loan will fully amortize over its remaining term. The remaining approximately [35.41]% of the Group VI Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).
- The Group VII Mortgage Loans will consist of conforming and non-conforming adjustable rate One-Year LIBOR (97.00%), Six-Month LIBOR (2.49%) and One-Year CMT (0.52%) indexed mortgage loans with initial rate adjustments occurring ten years after the date of origination ("10 Year Hybrid ARMs") with an expected principal balance of approximately $[45,806,393] as of the Cut-Off Date. Approximately [93.70]% of the Group VII Mortgage Loans (by aggregate principal balance of the Group VII Mortgage Loans as of the Cut-off Date) allow for payments of interest only for a ten year fixed term set forth in the related mortgage note. After such interest only period, each such Group VII Mortgage Loan will fully amortize over its remaining term. The remaining approximately [6.30]% of the Group VII Mortgage Loans by aggregate principal balance as of the Cut-off Date fully amortize over their original term (generally 30 years).

NOTE: The information related to the Mortgage Loans described herein reflects preliminary information. It is expected that on or prior to the Closing Date, certain loans may be prepaid or otherwise removed from the pool of Mortgage Loans and additional mortgage loans may be added to the pool of Mortgage Loans. The characteristics of the pool of mortgage loans may vary from those reflected herein and the aggregate principal balance of the Mortgage Loans as of the Closing Date may be greater than or less than the aggregate principal balance of the Mortgage Loans presented herein by up to 10%. Consequently, the initial principal balance of the Certificates may vary up to 10% from the amounts shown herein.

Transaction Overview

Cashflow Description:

- Distributions on the Certificates will be made on the 25th day of each month (or the next business day). The payments to the Senior Certificates, to the extent of the available funds from the related Mortgage Loan group will be made according to the following priority:

Group I Available Funds:

1. Payments of interest concurrently, to the Class I-A-1, Class I-A-2 and Class I-A-IO Certificates, calculated at a per annum rate equal to their respective Pass-Through Rates multiplied by their respective certificate principal balances and unpaid interest shortfalls (as described herein), on a pro rata basis; provided, however, that any interest distributable to the Class I-A-IO Certificates will instead be distributed to the Class I-A-1 and Class I-A-2 Certificates, on a pro rata basis, up to an amount equal to the Group I Net WAC Carryover Amounts allocable to the Class I-A-1 and Class I-A-2 Certificates for such Distribution Date and remaining unpaid after application of any amounts received under the Class I-A-1/Class I-A-2 Cap Contract.
2. Payments of principal to the Class I-A-1 Certificates and Class I-A-2 Certificates, on a pro rata basis, based on the certificate principal balance of each such class, in an amount equal to the Senior Principal Distribution Amount with respect to the Group I Mortgage Loans until the certificate principal balance of each such class has been reduced to zero.

Group II Available Funds:

1. Payment of interest to the Class II-A-1 Certificates calculated at a per annum rate equal to its Pass-Through Rate multiplied by its certificate principal balance.
2. Payment of principal to the Class II-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group II Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Group III Available Funds:

1. Payment of interest to the Class III-A-1 Certificates calculated at a per annum rate equal to its Pass-Through Rate multiplied by its certificate principal balance.
2. Payment of principal to the Class III-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group III Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Group IV Available Funds:

1. Payment of interest to the Class IV-A-1 Certificates calculated at a per annum rate equal to its Pass-Through Rate multiplied by its certificate principal balance.
2. Payment of principal to the Class IV-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group IV Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Group V Available Funds:

1. Payment of interest to the Class V-A-1 Certificates calculated at a per annum rate equal to its Pass-Through Rate multiplied by its certificate principal balance.
2. Payment of principal to the Class V-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group V Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Group VI Available Funds:

1. Payment of interest to the Class VI-A-1 Certificates calculated at a rate equal to its Pass-Through Rate multiplied by its certificate principal balance.
2. Payment of principal to the Class VI-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group VI Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Transaction Overview (Cont.)

Cashflow Description (continued):

Group VII Available Funds:

1. Payment of interest to the Class VII-A-1 Certificates calculated at a per annum rate equal to its Pass-Through Rates multiplied by its certificate principal balance.
2. Payment of principal to the Class VII-A-1 Certificates in an amount equal to the Senior Principal Distribution Amount with respect to the Group VII Mortgage Loans until the certificate principal balance thereof has been reduced to zero.

Senior Principal Distribution Amount
With respect to a Loan Group is an amount *generally* equal to the sum of (i) the Senior Percentage of the principal portion of scheduled payments on the Mortgage Loans in the related Loan Group and (ii) the Senior Prepayment Percentage of prepayments and net liquidation proceeds in respect of the Mortgage Loans in the related Loan Group.

Any Remaining Available Funds from all Loan Groups:

1. Payments of any senior interest shortfall amounts and collateral deficiency amounts to the related classes of Senior Certificates;
2. Payments of interest sequentially to the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, in that order, so that each such Class shall receive interest calculated at a per annum rate equal to their respective Pass-Through Rates multiplied by their respective certificate principal balances; and
3. Payments of principal to the Class M Certificates and then, sequentially, to the Class B Certificates, in order of their numerical class designation, so that each such Class shall receive such class' allocable share of the Subordinate Principal Distribution Amount.

Subordinate Principal Distribution Amount
An amount *generally* equal to the sum of (i) the Subordinate Percentage of the principal portion of scheduled payments on the Mortgage Loans and (ii) the Subordinate Prepayment Percentage of prepayments and net liquidation proceeds in respect of the Mortgage Loans.

Shifting Interest:

- The Senior Certificates will be entitled to receive 100% of the prepayments on the related Mortgage Loans on any Distribution Date during the first [seven] years beginning on the first Distribution Date. Thereafter, the Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of the aggregate Class Certificate Balance of the Subordinate Certificates immediately prior to that Distribution Date does not equal or exceed 50% and (ii) cumulative realized losses incurred on the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% of the aggregate Class Certificate Balance of the Subordinate Certificates as of the closing date for each test date.
- Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of the aggregate Class Certificate Balance of the Subordinate Certificates immediately prior to that Distribution Date does not equal or exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed (a) on or prior to September, 2008, 20% or (b) after September, 2008, 30%, then the Senior Prepayment Percentage will equal the Senior Percentage.
- If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then the Senior Prepayment Percentage will equal the Senior Percentage plus 50% of the Subordinate Percentage.

Senior Percentage:

- With respect to any Distribution Date and a Loan Group, the related Senior Percentage will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the related Senior Certificates of a Loan Group immediately prior to that Distribution Date, and the denominator of which is the sum of the aggregate principal balances of the Mortgage Loans in the related Loan Group as of the first day of the related Due Period.

Transaction Overview (Cont.)

Subordinate Percentage:
- For any Distribution Date, the Subordinate Percentage will be 100% minus the weighted average Senior Percentage.

Subordinate Prepayment Percentage:
- For any Distribution Date, the Subordinate Prepayment Percentage will be 100% minus the weighted average Senior Prepayment Percentage.

Net WAC Shortfall:
- Because each Group I Mortgage Loan has a mortgage rate that is initially fixed and then adjustable, and the rates on the Group I Mortgage Loans will adjust based on Six-Month LIBOR and One-Year LIBOR after an initial period of six months, one year and two years following the date of origination, and the Pass-Through Rates on the LIBOR Certificates are based on one-month LIBOR plus an applicable margin, the application of the Group I Net WAC Rate could result in shortfalls of interest otherwise payable on the LIBOR Certificates in certain periods. This may also occur if Six-Month LIBOR, One-Year LIBOR, One-Year CMT and One-Month LIBOR rise quickly since the Group I Mortgage Loan adjustments are constrained by certain interim caps.
- To mitigate the effect of such basis risk shortfalls, the LIBOR Certificates each will benefit from the Class I-A-1/Class I-A-2 Cap Contract. The notional schedules for the Class I-A-1/Class I-A-2 Cap Contracts are available below.

Group I Net WAC Carryover Amount:
- The Group I Net WAC Carryover Amount for any Distribution Date and any Class of LIBOR Certificates is the excess of (i) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Group I Net WAC Rate, over (ii) the amount of interest such class of Certificates accrued for such Distribution Date based on the Group I Net WAC Rate, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Group I Net WAC Rate). The ratings on each Class of LIBOR Certificates do not address the likelihood of the payment of any Group I Net WAC Carryover Amount.

Class I-A-1 / Class I-A-2 Cap Contract:
- The Class I-A-1 and Class I-A-2 Certificates will have the benefit of an interest rate cap contract. Such interest rate cap contract is intended to partially mitigate the interest rate risk that could result from the difference in (i) the Pass Through Rate for each such Certificate based on One Month LIBOR plus the related margin (without regard to the Group I Net Mortgage Interest Rate) and (ii) the Group I Net Mortgage Interest Rate. With respect to each applicable Distribution Date the amount payable by the cap counterparty will equal the product of (i) the excess (if any) of One-Month LIBOR (as determined pursuant to the Class I-A-1 and Class I-A-2 Cap Contract) over the Cap Strike Rate (provided, however that if One-Month LIBOR exceeds [10.50]% the payment due will be calculated as if One-Month LIBOR were [10.50]%), (ii) the lesser of (x) the Class I-A-1 and Class I-A-2 Cap Contract Notional Balance (described below) for such Distribution Date and (y) the certificate principal balance of the Class I-A-1 Certificates and Class I-A-2 Certificates immediately prior to such Distribution Date and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360.

Transaction Overview (Cont.)

Allocation of Losses:

- Realized Losses on the Mortgage Loans will be allocated to the most junior class of Class B Certificates outstanding beginning with the Class B-5 Certificates, until the Certificate Principal Balance of each class of Class B Certificates has been reduced to zero. Thereafter, Realized Losses will be allocated to the Class M Certificates, until the Certificate Principal Balance of the Class M Certificates has been reduced to zero.
- Thereafter, Realized Losses on the Group I Mortgage Loans will be allocated first to the Class I-A-2 Certificates until the Certificate Principal Balance of the Class I-A-2 Certificates has been reduced to zero and then to the Class I-A-1 Certificates, Realized Losses on the Group II Mortgage Loans will be allocated to the Class II-A-1 Certificates, Realized Losses on the Group III Mortgage Loans will be allocated to the Class III-A-1 Certificates, Realized Losses on the Group IV Mortgage Loans will be allocated to the Class IV-A-1 Certificates, Realized Losses on the Group V Mortgage Loans will be allocated to the Class V-A-1 Certificates, Realized Losses on the Group VI Mortgage Loans will be allocated to the Class VI-A-1 Certificates and Realized Losses on the Group VII Mortgage Loans will be allocated to the Class VII-A-1 Certificates, in each case, until the Certificate Principal Balance of each such class has been reduced to zero.
- Excess losses on the Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Certificates.

Period	Date	Class I-A-1 / Class I-A-2 Cap Contract Notional Balance	Cap Strike Rate (%)	Cap Ceiling (%)
1	11/25/05	$142,419,902.39	3.72%	10.50%
2	12/25/05	$138,775,811.60	3.85%	10.50%
3	1/25/06	$135,218,608.72	3.72%	10.50%
4	2/25/06	$131,746,225.26	6.22%	10.50%
5	3/25/06	$128,356,641.97	7.29%	10.50%
6	4/25/06	$125,047,979.09	6.55%	10.50%
7	5/25/06	$121,818,216.13	6.79%	10.50%
8	6/25/06	$118,665,205.23	7.21%	10.50%
9	7/25/06	$115,566,872.44	8.09%	10.50%
10	8/25/06	$112,542,875.54	7.85%	10.50%
11	9/25/06	$109,591,438.64	7.87%	10.50%
12	10/25/06	$106,710,895.79	8.14%	10.50%
13	11/25/06	$103,899,483.74	7.87%	10.50%
14	12/25/06	$101,155,590.98	8.15%	10.50%
15	1/25/07	$98,477,562.91	7.88%	10.50%
16	2/25/07	$95,863,825.76	7.88%	10.50%
17	3/25/07	$93,312,843.28	8.78%	10.50%
18	4/25/07	$90,823,165.77	7.90%	10.50%
19	5/25/07	$88,393,277.01	8.18%	10.50%
20	6/25/07	$86,021,777.96	8.55%	10.50%
21	7/25/07	$83,716,743.80	9.26%	10.50%
22	8/25/07	$81,466,818.82	8.97%	10.50%
23	9/25/07	$79,270,690.94	9.19%	10.50%
24	10/25/07	$77,127,116.01	9.51%	10.50%
25	11/25/07	$75,034,804.99	9.20%	10.50%
26	12/25/07	$72,992,559.26	9.51%	10.50%
27	1/25/08	$70,999,164.13	9.20%	10.50%
28	2/25/08	$69,053,456.42	9.20%	10.50%
29	3/25/08	$67,154,300.62	9.95%	10.50%
30	4/25/08	$65,422,884.53	9.28%	10.50%
31	5/25/08	$63,734,311.55	9.61%	10.50%
32	6/25/08	$62,087,559.25	9.93%	10.50%

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
MBS Trading	
Adam Yarnold	212-250-2669
Kumarjit Bhattacharyya	212-250-2669
MBS Banking	
Susan Valenti	212-250-3455
Daniel Murray	212-250-0864
MBS Analytics	
Steve Lumer	212-250-0115
Kathie Peng	212-250-7259